March 31, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN. Ms. Patsy Mengiste
      Document Control - EDGAR

          RE:  RiverSource Market Advantage Series, Inc.
               RiverSource Portfolio Builder Conservative Fund
               RiverSource Portfolio Builder Moderate Conservative Fund RiverSource Portfolio Builder Moderate Fund
               RiverSource Portfolio Builder Moderate Aggressive Fund RiverSource Portfolio Builder Aggressive Fund
               RiverSource Portfolio Builder Total Equity Fund
               RiverSource S&P 500 Index Fund
               RiverSource Small Company Index Fund

          Post-Effective Amendment No. 41
          File No. 33-30770/811-5897

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 41 on Form N-1A pursuant to Rule 485(b) to bring the financial statements and other information included in the Registration Statement up to date pursuant to Section 10(a)(3) of the Securities Act of 1933. In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate. This Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

The prospectuses have been marked to show all changes from Registrant's Post-Effective Amendment No. 40 filed on or about January 29, 2010. The Statement of Additional Information has been marked to show all changes from Registrant's 497 filing filed on or about March 3, 2010. All marked changes on this filing are non-material.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Andrew Kirn at 612-678-9052.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and
Secretary RiverSource Market Advantage
Series, Inc.